Exhibit 99.9

NICE Introduces Generative AI-Powered “Enlighten Actions Industry
Benchmarks,” Allowing Brands a Unique Way to Create Stronger Brand Loyalty

With this groundbreaking capability, organizations can now create differentiating service by comparing their key metrics and service insights to industry standards with a click of a button

Hoboken, N.J., July 27, 2023 – NICE (Nasdaq: NICE) today announced Industry Benchmarks, augmenting Enlighten Action’s generative AI-powered capabilities to allow brands to holistically compare their operations to industry standards. This enhances Enlighten Actions, using large language models to create stronger brand loyalty for consumers and allow business users to interact with data in a conversational way.

With Enlighten Actions Industry Benchmarks, companies have access to anonymized benchmarked interaction level data, from more than 75 industries, for all interaction intents to holistically compare their operations to their specific vertical. This benchmark information relates to call reasons, handle time, CSAT, agent behaviors, complaints, sales effectiveness, scheduling levels, training, automation, and more. For the first time, companies will be able to see how their service level compares to other companies in their industry and understand the opportunities to optimize service and training and reduce costs through self-service.

Barry Cooper, President, CX Division, NICE, said, “The ability to ensure the highest level of service is key to creating and increasing brand loyalty and to creating differentiating CX. The addition of Industry Benchmarks to Enlighten Actions is a significant leap forward and is quickly becoming a must-have for organizations in their constant effort to enhance and optimize their customer experience.”

“Brands across all industries are looking for practical ways to apply conversational AI to improve employee performance and bottom-line results,” explains Dan Miller, lead analyst at Opus Research. "NICE’s Industry Benchmarks opens up a broad opportunity for executives to harness the power of generative AI and large language models to ensure their customer and employee experiences exceed those of their competition.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.